SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2005

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) BY: /S/ Eran Gilad —————————————— Eran Gilad CFO

Dated: November 28th, 2005

NEWS

FOR IMMEDIATE RELEASE

MOMENTUM CONTINUES:
FORTUNE-100 MANUFACTURER SELECTS
SILICOM BYPASS ADAPTERS FOR SAN
ACCELERATOR APPLIANCES

KFAR SAVA, Israel – November 28, 2005 – Silicom Ltd. (NASDAQ:SILCF) today announced that one of the world’s largest IT companies has selected Silicom’s BYPASS Gigabit Adapters for use in its Storage Area Network (SAN)/Data Center data acceleration appliances. The manufacturer will offer Silicom’s BYPASS adaptors as a configuration option in its acceleration appliances, answering the market need for “fail-safe” features to assure data availability even in times of power outage or appliance malfunction.

The manufacturer expects to begin offering BYPASS-enabled systems commercially in early 2006.

“We are delighted to add one of the world’s largest and most prestigious industry players to our growing list of customers, a testament to the added value and superior cost-performance of our adapters,” said Shaike Orbach, President and CEO of Silicom. “Although the bulk of our Design Wins have come from the security appliance industry, the SAN industry and other rapidly-growing segments are high-potential markets that we have only begun to address.

“As a superb solution for the needs of today’s hot Data Center market, we believe our customer’s data acceleration product will achieve strong sales, translating into incremental revenues for Silicom.”

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, security appliances and other mission-critical gateway applications. Silicom also offers a broad range of its traditional PC Cards, PCI cards and USB products. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Contact:

Eran Gilad, CFO
Silicom Ltd.
Tel: +972-9-764-4555
E-mail: erang@silicom.co.il